Exhibit 3.1

SCHEDULE B

FORM OF SERIES DESIGNATION OF

DOME CAPITAL, LLC – 3142 DENVER AVE,

A SERIES OF DOME CAPITAL, LLC

In accordance with the Limited Liability Company Agreement of Dome Capital, LLC, a Delaware series limited liability company (the “Company”), dated March 10, 2025 (the “Agreement”) and upon the completion of this Series Designation by the Company and Mansa Inc. in its capacity as manager of the Company and of the Series, this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Dome Series Denver Designation”.

Name of Series	Dome Capital, LLC - 3142 Denver Ave (“Dome Series Denver”), a protected series of the Company (the “Series”).

Effective Date of Establishment	March 10, 2025

Property	3142 Denver Ave, Lorain, Ohio 44055, USA.

Manager	Mansa Inc.

Management Fee and Other Fees	A monthly management fee expected to be 10% of the Gross Monthly Rent. The Monthly Management Fee may be changed at any time, in the sole discretion of the Manager, but at no time, will it exceed 10% of the Gross Monthly Rent.

Issuance	The maximum number of membership interest, or “Shares,” the Series can issue is 19,759.

Fiscal Year End	December 31

Liquidation	As set forth in the Agreement

Other	Distributable Cash shall be allocated 80% to the Interest Holders of the series of interests on a pro rata percentage basis and 20% to the Manager, which amount the Manager may decrease in its sole discretion.